767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

April 7, 2020

VIA EDGAR

Anuja A. Majmudar
Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Mudrick Capital Acquisition Corporation Registration Statement on Form S-4 Filed February 14, 2020 File No. 333-236460

Dear Ms. Majmudar:

On behalf of Mudrick Capital Acquisition Corporation (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated March 12, 2020 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-236460) filed by the Company on February 14, 2020 (the “Registration Statement”). The responses are based on information provided to us by the Company. Amendment No. 1 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 1”). Captions and page references herein correspond to those set forth in Amendment No. 1. We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement.

Anuja A. Majmudar Securities and Exchange Commission Page 2

Questions and Answers About the Proposals for MUDS Stockholders, page 8

1.	Please disclose here the estimated voting power of the Seller upon the closing of the initial business combination. We note your disclosure elsewhere at page 38 that the Seller will have "relative majority" voting power for the combined entity.

The Company respectfully advises the Staff that it has revised the disclosure on pages 16-17 of Amendment No. 1 in response to the Staff’s comment. The Company further respectfully advises the Staff that the disclosure noted by the Staff at page 38 of the Registration Statement referenced the fact that the Seller’s stockholders, rather than the Seller, will have “relative majority” voting power of the combined entity. The Seller will own 29.8% to 33.1% of the combined entity upon the Closing; however, it will distribute such shares as promptly as practicable to the Seller’s stockholders following the Closing. The Initial Subscribers will, collectively, own a majority of the combined entity by virtue of such entities’ (a) ownership of Seller common stock, (b) conversion of Second Lien Notes, (c) exchange of 1.5 Lien Notes and Excess Notes and (d) participation in the private investment; however, the Initial Subscribers do not intend to act as a “group” as defined in the Exchange Act.

Q: What are the specific proposals on which I am being asked to vote at the MUDS special meeting?

Proposal No. 7, page 9

2.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain stockholder litigation except "any action to enforce any liability or duty under the Securities Act or the Exchange Act for which federal courts have exclusive jurisdiction." If this provision does not apply to actions arising under the Securities Act, please ensure that your disclosure and the exclusive forum provision in your Second Amended and Restated Certificate of Incorporation states this clearly. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts, rather than exclusive federal jurisdiction, over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company respectfully advises the Staff that it has revised (a) the disclosure on pages 9, 42, 76, 92, 312 and 316 of Amendment No. 1 and (b) Section 12.1 of the proposed Second Amended and Restated Certificate of Incorporation in response to the Staff’s comment to clarify that the Company’s exclusive forum provision does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws and rules and regulations promulgated thereunder for which there is exclusive federal or concurrent federal and state jurisdiction.

Anuja A. Majmudar Securities and Exchange Commission Page 3

Summary Term Sheet, page 25

3.	The value of the aggregate consideration of $537,000 disclosed here and elsewhere appears inconsistent with your computation of preliminary estimated consideration of $589,435 disclosed on page 171. Please reconcile and revise your disclosures as appropriate.

The Company respectfully advises the Staff that it has revised the disclosures on pages 8, 28 and 158 of Amendment No. 1 in response to the Staff’s comment to provide a consistent and reconcilable estimated value. The Company supplementally advises the Staff that (a) the gross estimated consideration of approximately $589,435,000 on page 171 of the Registration Statement has been recalculated to equal approximately $610,812,000 in the preliminary estimated consideration in Note 1 – Basis of Presentation to the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements on page 175 of Amendment No. 1 and (b) the approximate aggregate consideration of $537,000,000 that the Staff notes was used throughout the rest of the Registration Statement has been recalculated to equal approximately $613,600,000 in Amendment No. 1. The difference between $610,812,000 and $613,600,000 is due to the fact that the former assumes in the Unaudited Pro Forma Condensed Combined Financial Statements that the consummation of the business combination occurred on December 31, 2019 and therefore reflects the then-current balance of Assumed New Subordinated Notes ($77,212,000), whereas the latter assumes that the consummation of the business combination would occur on April 30, 2020 and therefore reflects a balance of Assumed New Subordinated Notes equal to $80,000,000.

4.	Please revise page 28 to include additional details to describe the conflict of interests related to Mr. Mudrick and Mudrick Capital Management and its affiliated funds. In this regard, please describe the related interests in and affiliation with the Seller. We note related disclosures on page 98.

The Company respectfully advises the Staff that it has revised the disclosure on pages 31, 43, 47, 67 and 140 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to MUDS and the Business Combination
Sponsor, certain members of the MUDS Board and certain of MUDS' officers have interests,

5.	Please tell us, and revise, as appropriate, to clarify whether Mr. Mudrick participated in the initial business combination discussions with the Seller. Please also identify the members of your board and management who will continue to hold positions at the combined entity.

Anuja A. Majmudar Securities and Exchange Commission Page 4

The Company respectfully advises the Staff that it has revised the disclosure on page 67 of Amendment No. 1 in response to the Staff’s comment to clarify that Mr. Mudrick did not participate in business combination discussions with the Seller and to identify the members of our board and management who will continue to hold positions at the combined entity. Only Mr. Kirsch is expected to continue as a member of the board of directors of the combined entity. All current officers of MUDS will resign their positions as of closing of the business combination.

Background of the Business Combination, page 96

6.	We note that Mudrick Capital Acquisition Corporation sent written proposals to five potential targets other than Hycroft Mining Corporation. Please expand the discussion to describe how the consideration of these target businesses progressed during the period when Mudrick was considering the transaction with Hycroft and disclose the reasons why these alternative targets were not ultimately pursued.

The Company respectfully advises the Staff that it has revised the disclosure on page 104 of Amendment No. 1 in response to the Staff’s comment.

7.	We note that in the middle of June 2019, Hycroft Mining Corporation began to explore alternative transactions. We further note that Hycroft received proposals from potential investors identified as "X" and "Y." Please describe in greater detail the material attributes of these alternative equity investments, how the consideration of these opportunities progressed and why each particular opportunity was not pursued.

The Company respectfully advises the Staff that additional detailed disclosure regarding the material attributes of the alternative investments explored by the Hycroft board of directors with potential investors X and Y, together with the reasons that discussions were terminated and such investments were not effectuated, has been included in the Background of the Business Combination on pages 110 and 111 of Amendment No. 1.

Summary of Greenhill's Financial Analysis Selected Comparable Company Analysis, page 122

8.	We note that Greenhill derived an implied enterprise value range of $53.0 million to $717.0 million based on the low and high implied enterprise values for the Seller. Please disclose the relative size and attributes of the companies selected for the comparable company analysis.

Anuja A. Majmudar Securities and Exchange Commission Page 5

As discussed with the Staff, the Company respectfully advises the Staff that it has revised the disclosure on page 130 of Amendment No. 1 under Summary of Greenhill’s Financial Analysis – Selected Comparable Company Analysis to indicate that Greenhill selected the comparable companies irrespective of their relative size in terms of enterprise value. Further, the Company respectfully advises the Staff that it has revised the disclosure on page 130 of Amendment No. 1 to provide greater affirmative specificity of the attributes used by Greenhill and provided to Hycroft for the companies selected for the comparable company analysis conducted by Greenhill.

The Business Combination, page 127

9.	We are unable to locate the financial model included as Table 10-6 in the Hycroft Technical report as referenced on page 127 of your filing. Please advise.

The Company respectfully advises the Staff that a typographical error on page 127 has been corrected on page 135 of Amendment No. 1 to properly refer to Table 19-6 in the Hycroft Technical Report where the financial model is included.

The Business Combination

Sources and Uses for the Business Combination, page 134

10.	Please disclose the intended uses of the "Remaining Cash" that will remain on the books of HYMC as a result of the business combination.

The Company respectfully advises the Staff that it has revised the disclosure in footnote (4) to the tables on pages 141 and 142 of Amendment No. 1 in response to the Staff’s comment.

The Purchase Agreement and Related Agreements

Amended and Restated Registration Rights Agreement, page 159

11.	When available, please revise to disclose the approximate number of Class A shares of HYMC common stock which you will be required to register pursuant to the Amended and Restated Registration Rights Agreement. We note your description of "Registrable Security" in Annex D.

The Company respectfully advises the Staff that it has revised the disclosure on pages 37, 73, 83, 166, 289, 300 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Combined Balance Sheet, page 165

Anuja A. Majmudar Securities and Exchange Commission Page 6

12.	We note your disclosure on page 36 and elsewhere that 3,584,615 shares of MUDS Class B common stock will be surrendered. Please show us how this transaction is reflected in your pro forma balance sheet and in the computation of pro forma shares on page 176. Revise your disclosures as appropriate.

The Company respectfully advises the Staff that it has amended the pro forma condensed combined balance sheet to provide additional narrative disclosure on the surrendered shares in Note 2 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2019 in paragraph (d) and to provide tabular disclosure in Note 4 – Pro Forma Per Share Loss. The surrendered shares are presented in the pro forma condensed combined balance sheet with the adjustments that relate to the Sponsor, as the Sponsor is the party surrendering the MUDS Class B common stock. The surrendered shares do not change the amount of cash proceeds (i.e., $25.0 million) received from the Sponsor or the amount recorded to additional paid-in capital. Rather, the surrendered shares are treated as an allocation of a fixed number of shares of MUDS Class A common stock based on (i) the amount of funds raised in the private investment other than from (x) the Backstop/Subscription Agreements and (y) the incremental equity investment minimum and (ii) cash remaining in the Trust after all redemptions have been satisfied.

Note 1. Basis of Presentation

Accounting for the Business Combination, page 169

13.	You state that the Business Combination will be accounted for as a reverse recapitalization with Hycroft Mining Corporation ("Seller") treated as the accounting acquirer and Mudrick Capital Acquisition Corporation ("MUDS") treated as the acquired company. Please tell us why you believe that Hycroft is the accounting acquirer as it appears from the disclosures on page 176 that Seller's common stockholders (excluding Lien Noteholders) will own approximately less than 1% of the equity interest in the combined entity. Please provide us a comprehensive analysis of the factors considered pursuant to ASC 805-10-55-11 through 55-15 to support your conclusion and clarify your disclosures. In this regard, please disclose how you considered the composition of the board of directors upon the consummation of business combination and which party has the ability to elect or appoint or to remove a majority of the board of directors of the combined entity.

The Company respectfully advises the Staff that when determining the ownership of the Seller’s common stockholders, all of the components of the transaction consideration are incorporated, including (i) the exchange of the Excess Notes and the 1.5 Lien Notes for shares of MUDS Class A common stock, both of which increase the number of shares of MUDS Class A common stock that are ultimately received and held at closing by Seller’s current common stockholders as all holders of Excess Notes and 1.5 Lien Notes are also currently holders of Seller’s common stock; (ii) the conversion of the Second Lien Notes immediately prior to the business combination into shares of Seller common stock, which will substantially increase the number of shares of Seller common stock issued and outstanding prior to the business combination; and (iii) the shares of MUDS Class A common stock effectively surrendered to Seller (e.g., a portion of Sponsor’s promote consideration) for distribution to Seller’s common stockholders. In particular, the conversion of the Second Lien Notes in accordance with their terms will result in the issuance of more than 130 million shares of Seller common stock and holders of Seller common stock who are not holders of Excess Notes, 1.5 Lien Notes and/or Second Lien Notes will own less than 1% of the outstanding Seller common stock immediately prior to consummation of the business combination.

Anuja A. Majmudar Securities and Exchange Commission Page 7

As explained in detail below, at any redemption level, including the maximum, the Seller’s common stockholders prior to the consummation of the business combination (and after issuance of additional shares of Seller common stock pursuant to the conversion of the Second Lien Notes) and the holders of the Excess Notes and 1.5 Lien Notes receiving shares of MUDS Class A common stock in exchange for their notes, will hold more than 50% at a minimum, and up to approximately 94% at a maximum, of the total shares of MUDS Class A common stock which will be issued and outstanding upon consummation of the business combination.

Our analysis of the accounting for the business combination, which specifically considered the factors listed in ASC 805-10-55-11 through 55-15, and included the composition of the board of the directors, is as follows:

Background

On January 13, 2020, Mudrick Capital Acquisition Corporation, a Delaware corporation (“MUDS”), MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of MUDS (“Acquisition Sub”), and Hycroft Mining Corporation, a Delaware corporation (“Hycroft”) entered into a purchase agreement (the “Purchase Agreement”) for the acquisition by Acquisition Sub of the Direct Subsidiary Equity Interests and the Transferred Assets, each as defined in the Purchase Agreement, from Hycroft (the “Transaction”). The purpose of this analysis is to document which entity will be considered the “accounting acquirer” for financial reporting purposes under US GAAP.

MUDS and Acquisition Sub – MUDS is a publicly-traded special purpose acquisition company (“SPAC”) that is listed on the NASDAQ stock market (ticker MUDS). In February 2018, MUDS raised approximately $200 million through an IPO with the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. MUDS will cease all operations if it is unable to complete a business combination. In contemplation of the Transaction, MUDS formed MUDS Holdco, Inc. and its subsidiary, Acquisition Sub. The sponsor of MUDS is Mudrick Capital Acquisition Holdings LLC (“Sponsor”).

Anuja A. Majmudar Securities and Exchange Commission Page 8

Hycroft – Hycroft was incorporated as Allied Nevada Gold Corp. in September 2006 and commenced operations on May 10, 2007. The company’s name was changed from Allied Nevada Gold Corp. to Hycroft on October 9, 2015 in connection with its restructuring and emergence from federal bankruptcy proceedings on October 22, 2015. Hycroft has the following subsidiaries: Allied Nevada Gold Holdings LLC, Allied VGH Inc., Allied Nevada Delaware Holdings Inc., Hycroft Resources & Development, Inc., and Victory Exploration Inc. Hycroft and its subsidiaries (collectively “HMC”) is a U.S. based gold producer and is headquartered in Denver, Colorado. HMC generated revenues of approximately $2.7 million for the nine-month period ended September 30, 2019. Mudrick Capital Management LP is the largest stockholder and debtholder of Hycroft and is an affiliate of Sponsor.

Term Sheet Key Terms – Below is a summary of the key terms and conditions (as defined by the Purchase Agreement) related to the Transaction:

•	Acquisition Sub will acquire all of the issued and outstanding equity interests of the direct subsidiaries of Hycroft and substantially all of the other assets and liabilities of Hycroft.

•	Hycroft will receive the following consideration in exchange:

o	Acquisition Sub shall pay or cause to be paid the First Lien Debt and the Jacob’s Note;

o	MUDS’ assumption of the New Subordinated Notes (not to exceed $80.0 million in aggregate principal amount) pursuant to the Purchase Agreement;

o	Pursuant to the Exchange Agreement, Acquisition Sub will acquire the Excess Notes and 1.5 Lien Notes from the holders thereof in exchange for (i) the Excess Notes Share Payment and the Excess Notes Cash Payment Amount, if any, and (ii) the 1.5 Lien Share Payment and the 1.5 Lien Cash Payment Amount, if any, respectively (and the Excess Notes and 1.5 Lien Notes acquired by Acquisition sub will be delivered to Hycroft as consideration and cancelled);

o	MUDS’ assumption of the Sprott Credit Agreement and entrance into the Sprott Royalty Agreement; and

o	Acquisition Sub shall transfer a number of shares of MUDS Class A Common Stock to Hycroft equal to (i) (A) $325,000,000, plus (B) the Surrendered Shares Value, minus (C) the 1.5 Lien Share Payment Value, minus (D) the 1.5 Lien Cash Payment Amount, minus (E) the Excess Notes Share Payment Value, minus (F) the Excess Notes Cash Payment Amount, divided by (ii) $10.00.

Relevant Guidance

•	ASC 805, Business Combinations (ASC 805)
•	ASC 810, Consolidation (ASC 810)

Discussion and Conclusions

Issue: Who is the Accounting Acquirer?

Anuja A. Majmudar Securities and Exchange Commission Page 9

ASC 805 provides guidance with respect to the identification of the acquirer when applying the acquisition method, indicating in subsection 10-25-4 that “For each business combination, one of the combining entities shall be identified as the acquirer for accounting purposes.”

As stated in paragraph 805-10-25-5, the process of identifying the acquirer begins with the determination of the party that obtains a controlling financial interest based on the guidance in ASC 810. Under ASC 810, generally the party that directly or indirectly holds greater than 50% of the voting shares has control (Voting Interest Model). However, if the holders of the voting equity do not have traditional characteristics of control then the entity might be a variable interest entity (VIE) and the VIE Model outlined in ASC 810 would be used to determine control.

We do not believe Hycroft has any characteristics of a VIE, specifically the condition where the equity holders lack substantive decision-making rights noted in ASC paragraph 810-10-15-14(b) and as such the Voting Interest Model is applicable.

As reflected in the table excerpt below from Greenhill’s Project Desert-Board of Directors Presentation showing their assessment of the pro forma ownership subsequent to the Transaction, after consummation of the Transaction, Hycroft stockholders’ ownership of outstanding MUDS common shares will range from 55.7% to 97.0% (subsequently revised to reflect updated assumptions to 94% in Amendment No. 1) depending on if the existing MUDS unit holders (shown on the “SPAC Equity” line item in the table) elect to redeem 0% or 100% of their MUDS Class A Common Stock, respectively.

Anuja A. Majmudar Securities and Exchange Commission Page 10

As noted above, Hycroft’s largest stockholder (Mudrick Capital Management LP) is an affiliate of Sponsor and the table above attributes all interests owned by Mudrick entities to Hycroft. Such interests include those of Sponsor, which are shown on the “Mudrick Equity” and “Mudrick Promote” lines, as well as Mudrick Capital Management LP’s portion of interests shown on the “Stock Issued to Hycroft” and “Key Holders Backstop” lines. If shares attributable to Sponsor were alternatively attributed to the “Other Stockholders” as an existing / continuing interest in MUDS similar to the public stockholders shown on the “SPAC Equity” line, Hycroft stockholders’ ownership of outstanding MUDS Class A Common Stock would range from 43.0% to 87.9% depending on if the existing MUDS unit holders elect to redeem 0% or 100% of their MUDS Class A Common Stock, respectively. Under each scenario, the Hycroft stockholders will own the largest portion of outstanding MUDS Class A Common Stock (i.e. larger than the new interests held by Sprott, the continuing interests of Sponsor and the continuing interests of the SPAC public stockholders).

Anuja A. Majmudar Securities and Exchange Commission Page 11

Given the pre-Transaction Mudrick ownership in both Hycroft and MUDS, we considered the guidance in paragraph 805-10-25-5 indicating that if the accounting acquirer is not apparent when considering the guidance in ASC 810, the additional factors in paragraphs 805-10-55-11 through 55-15 should be considered. Those factors include:

•	Which entity transfers cash or other assets, or incurs liabilities
•	Which entity’s owners retain or receive the largest portion of voting rights in the combined entity
•	Which entity has the ability to elect, appoint or remove a majority of the members of the governing body of the combined entity
•	Composition of senior management of the combined entity
•	Which entity paid a premium over pre-combination fair value of equity interests
•	The relative size of each of the combining entities

Please see table below for a detailed analysis of the acquirer:

Guidance	Commentary	Accounting acquirer indicator:
ASC 805-10-55-11: In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities	MUDS and Acquisition Sub to transfer MUDS Class A Common Stock, cash and assume liabilities of Hycroft in exchange for all of the issued and outstanding equity interests of Hycroft’s subsidiaries and substantially all of Hycroft’s other assets. Note that a portion of the cash to be used in the Transaction will be sourced from Hycroft financing under the Sprott Credit Agreement and the Sprott Royalty Agreement.	MUDS at first glance; however, Hycroft capital transaction in substance (see Note 1)
ASC 805-10-55-12: In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests	MUDS will issue new shares of MUDS Class A Common Stock to Hycroft shareholders/creditors.	MUDS at first glance; however, Hycroft capital transaction in substance (see Note 1)

Anuja A. Majmudar Securities and Exchange Commission Page 12

Guidance	Commentary	Accounting acquirer indicator:
ASC 805-10-55-12 (a): The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.	Per the Greenhill Presentation, as discussed above, existing Hycroft holders (both stock and debt) will own the majority (if Sponsor interests are included) or either the largest portion or the majority (if Sponsor interests are excluded) of MUDS total outstanding common stock assuming total 100% or 0% redemption of existing MUDS stockholders.	Hycroft
ASC 805-10-55-12 (b): The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest—The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.	While existing MUDS stockholders as a group will have a large minority voting interest (assuming 0% redemption), Hycroft stockholders will have a significant voting interest, represented by the largest ownership interest as a group.	Hycroft

ASC 805-10-55-12 (c): Consideration should be given to (1) the initial composition of the governing body of the combined entity and (2) the process in place as of the acquisition date governing how subsequent members of the governing body are to be elected or appointed and when the next election or appointment may occur. An entity should evaluate a plan, as of the acquisition date, to alter the initial composition of the governing body, or a process in place as of the acquisition date that could result in an alteration of the governing body, to determine whether such a plan or process is a pertinent fact or circumstance.

Pursuant to the Purchase Agreement, the combined entity is expected to have 7 directors on the Board with a term of 1 year, subject to increases by vote of the directors. The Board composition is still to be determined by mutual agreement between MUDS and Hycroft, but it will target 3 independent directors, and there is no clear advantage/control at the time of the Transaction. Subsequent elections of directors are based on stockholder votes, which could be viewed as favoring the existing Hycroft stockholders.

Unclear
ASC 805-10-55-12 (d): The composition of the senior management of the combined entity—The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	Hycroft’s management will hold all of the senior management roles post-Transaction.	Hycroft

Anuja A. Majmudar Securities and Exchange Commission Page 13

Guidance	Commentary	Accounting acquirer indicator:

ASC 805-10-55-12 (e): The terms of the exchange of equity interests—The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

	Since this is an exchange between a private entity and a public company, it is not readily observable whether a premium is being paid. However, the Transaction is based upon an estimated pre-money equity value of $325 million and the ranges of acquisition consideration, assuming either 100% or 0% redemption of Class A Common Stock by MUDS unit holders, fall within the indicative range of Hycroft value as presented in the Greenhill presentation to Hycroft’s Board of Directors. Accordingly, the Transaction will be completed at an amount that approximates estimated fair value.	Neither
ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.	Hycroft’s assets and operations will initially constitute 100% of MUDS’ business operations.	Hycroft

Note 1 – Although MUDS and Acquisition Sub will issue equity interests, transfer cash and assume Hycroft liabilities to effect the Transaction, we considered the following interpretive guidance from KPMG LLP’s Handbook, Accounting for Business Combinations and Noncontrolling Interests (June 2018) based on MUDS’ status as a SPAC:

Capital Transactions versus Business Combinations

4.006 The guidance in ASC paragraph 805-10-55-11 does not apply to a transaction that in substance is a capital transaction rather than a business combination. In these instances, the entity that distributes cash or assets is the acquiree and not the acquirer for accounting purposes. The SEC staff, in the Division of Corporation Finance, Financial Reporting Manual, par. 12100, states that the acquisition of a private operating company by a nonoperating public shell company typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. This transaction is equivalent to the issuance of shares by the private company for the net monetary assets of the shell company, accompanied by a recapitalization (i.e., a reverse recapitalization). The accounting is similar to that for a reverse acquisition; that is, the private company is the accounting acquirer (see Reverse Acquisitions beginning at Paragraph 9.012), except that it recognizes no goodwill or other intangible asset because the transaction does not constitute the acquisition of a business. Instead, the private company would account for this transaction as the acquisition of an asset or a group of assets that does not constitute a business

Anuja A. Majmudar Securities and Exchange Commission Page 14

Conclusion on Accounting Acquirer

Based on our consideration of the voting interest control model outlined in ASC 810 and the additional factors described in ASC 805 for determining the accounting acquirer, along with the expectation under the Purchase Agreement that four of the seven directors to be appointed to the MUDS Board will be current directors of Hycroft, we believe that Hycroft is appropriately designated as the “Accounting Acquirer” in the Transaction for financial reporting purposes under US GAAP.

14.	It appears that retained earnings of Mudrick Capital is carried over in the pro forma combined balance sheet. Considering your disclosure that Mudrick has been treated as the acquired company, explain to us how this is appropriate and revise as necessary.

The Company respectfully advises the Staff that as a result of the fact that the operations and activities of the Sponsor will not continue in the combined company after the business combination, we believe that it is appropriate to eliminate the retained earnings of Sponsor in the pro forma combined balance sheet. Accordingly, the Company has amended the pro forma combined balance sheet on pages 172 and 173 of Amendment No. 1 to eliminate the retained earnings of Sponsor and included related disclosure of such adjustment in Note 2(d) on pages 179 and 180 of Amendment No. 1.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

2. Adjustment to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2019, page 172

15.	Please disclose the number of shares issued, canceled or redeemed for each of the equity transaction disclosed here and reconcile such transactions and share computations to the disclosures in table of estimated pro forma shares on page 176.

The Company respectfully advises the Staff that it has amended Note 2 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2019 in paragraph (d) on pages 179 and 180 of Amendment No. 1 and Note 4 – Pro Forma Per Share Loss beginning on page 183 of Amendment No. 1 to provide additional detailed disclosure in narrative and tabular form. Specifically, Note 2(d) provides additional detailed narrative disclosure on shares issued, cancelled or redeemed for the assumed “no redemption” and “maximum redemption” scenarios, and includes the pro forma treatment of the surrendered shares as the Sponsor is included in the equity transactions described in Note 2(d). Additional tabular disclosure has been provided in Note 4 to reconcile share computations in both the assumed “no redemption” and “maximum redemption” scenarios, with internal references to Notes 2(c), 2(d) and 2(g) to provide additional disclosure and reconciliation of the pro forma impacts and adjustments associated with the allocation and distribution of shares of MUDS Class A common stock in the transactions contemplated in the business combination.

Anuja A. Majmudar Securities and Exchange Commission Page 15

16.	Please explain in detail stockholder's equity adjustment 2(c)(4) and show the computation of MUDS Class A common stock that are distributed to existing owners of Seller common stock.

The Company respectfully advises the Staff that it has amended Note 2 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2019 in paragraph (c)(3) (which was formerly paragraph (c)(4)) on page 178 of Amendment No. 1 and Note 4 – Pro Forma Per Share Loss beginning on page 183 of Amendment No. 1 to provide additional detailed disclosure in narrative and tabular form. Specifically, in Note 2(c)(3) the Company has provided a detailed explanation of the pro forma adjustment to stockholder’s equity related to adjustments based on an assumed $3.9 million of value for 394,858 shares of MUDS Class A common stock, at $10.00 per share, representing the portion of the 32,500,000 shares of MUDS Class A common stock issued by MUDS that is assumed to be distributed to the holders of Seller’s common stock excluding shares of Seller common stock to be issued in connection with the conversion of the Second Lien Notes. Based on the terms of the business combination and an assumed allocation hierarchy of the transaction consideration, the value of the 394,858 shares of MUDS Class A common stock assumed to be distributed to the holders of Seller’s common stock, excluding shares of Seller common stock to be issued in connection with the conversion of the Second Lien Notes, exceeds the Seller’s December 31, 2019 paid-in capital balance of $5.2 million by approximately $0.8 million, after deduction of the $2.0 million of cash to be retained by Seller.

In addition, Note 2(c)(3) has been amended to disclose that the pro forma presentation of the allocation of the 32,500,000 shares of MUDS Class A common stock (e.g., $325 million divided by $10.00 per share) to be issued by MUDS is determined using the balances of Seller’s paid-in capital and the 1.25 Lien Notes, the 1.5 Lien Notes and the Second Lien Notes (collectively referred to as the “Seller Stockholder Funded Debt”), which, based on the terms of the business combination and allocation hierarchy of transaction consideration, results in the Excess Notes and 1.5 Lien Notes being satisfied in full, after which the remaining consideration is allocated to Seller’s common stockholders, which includes the former holders of the Second Lien Notes. These pro forma adjustments are further illustrated by additional disclosure in Note 2(c)(3) where tabular disclosure has been included relating to the pro forma adjustments of the assumed $325 million of consideration to be paid by MUDS and which allocate and reconcile the (i) exchange of the 1.5 Lien Notes, (ii) $2 million of cash retained by Seller, and (iii) pro forma impacts of a positive adjustment to additional paid in capital of $0.765 million and a negative $38.1 million adjustment to the Second Lien Notes.

Further, additional tabular disclosure has been included in Note 4 – Pro Forma Loss Per Share with internal references to Notes 2(c) and 2(g) to provide additional disclosure and reconciliation of the pro forma impacts and adjustments associated with the allocation and distribution of shares of MUDS Class A common stock in the transactions contemplated in the business combination.

Anuja A. Majmudar Securities and Exchange Commission Page 16

The Company supplementally advises the Staff that as the balances of the Seller Stockholder Funded Debt have increased after December 31, 2019 for (i) additional issuances of 1.25 Lien Notes, which in turn increases the balance of the Excess Notes, and (ii) the amount of payment-in-kind interest added to the Seller Stockholder Funded Debt balances, the future pro forma and actual allocations of the 32,500,000 shares of MUDS Class A common stock at the transaction closing date will not match the presentation of such herein or included elsewhere in the joint proxy statement/prospectus as a higher number of shares of MUDS Class A common stock will be allocated to the holders of the Excess Notes and 1.5 Lien Notes with corresponding decreases to the number of shares allocated to the Seller’s common stockholders, which includes the former holders of the Second Lien Notes. The Company further advises the Staff that the pro forma presentation includes a separate line item disclosure to illustrate an assumed allocation of shares of HYMC Class A common stock issuable to the holders of the Second Lien Notes which does not reflect the actual distribution in the business combination because the holders of Second Lien Notes will receive their distribution of HYMC Class A common stock on a pro rata basis with all other holders of Seller common stock as the Second Lien Notes will be converted into shares of Seller common stock in accordance with their terms immediately prior to the consummation of the business combination.

17.	Please explain to us the basis for the adjustment 2(g)(4) relating to reduction of $25.7 million of 2.0 Lien notes and clarify the disclosures.

The Company respectfully advises the Staff that the pro forma presentations as of December 31, 2019 will not reconcile with other disclosures in the joint proxy statement/prospectus as the amount of Seller Stockholder Funded Debt continues to change and increase with each subsequent date both through the (i) issuance of additional 1.25 Lien Notes and (ii) increase in the amount of payment-in-kind interest added to the Seller Stockholder Funded Debt balances. Similarly, the $25.7 million adjustment to the Second Lien Notes as of September 30, 2019 has been revised to $38.1 million in the pro forma financial statements as of December 31, 2019 to reflect applicable increases. The Company respectfully advises the Staff that, as more fully described in response to Comment 16 above, substantial additional narrative and tabular disclosure has been provided in Note 2(c)(3) (which was formerly paragraph (c)(4)), which includes detailed explanations of the pro rata adjustments related to (i) the Second Lien Notes, (ii) the exchange of the 1.5 Lien Notes and (iii) an assumed $3.9 million of value for 394,858 shares of MUDS Class A common stock, at $10.00 per share, which represents the portion of the 32,500,000 shares of MUDS Class A common stock issued by MUDS that is assumed to be distributed to the holders of Seller’s common stock excluding the former holders of the Second Lien Notes.

Adjustments to the Unaudited Pro Forma Condensed Statement of Operations for the Year

Ended December 31, 2018, page 175

Anuja A. Majmudar Securities and Exchange Commission Page 17

18.	Please show us where the effect of the obligations relating to $54.7 million of New Subordinated notes have been included in adjustment 4(e).

The Company respectfully advises the Staff that in connection with the updated pro forma financial statements as of the year ended December 31, 2019, the pro forma financial statements and disclosures for the year ended December 31, 2018 are no longer required and have been deleted. With this update and change, the obligations relating to $54.7 million of New Subordinated Notes referenced by the Staff in this comment has been removed.

Pro Forma Loss Per Share, page 176

19.	Please revise to provide the computations of number of shares for each party, disclosing separately each of the underlying transactions. In addition, please reconcile the transactions and share calculations disclosed here to such disclosures on page 27 and 292 and revise as necessary.

The Company respectfully advises the Staff that it has amended Note 4 – Pro Forma Loss Per Share beginning on page 183 of Amendment No. 1 to include a tabular disclosure of the estimated pro forma shares of HYMC Class A common stock issued and outstanding as a result of the transactions using December 31, 2019 recorded balances in both the “no redemption” and “maximum redemption” scenarios, including internal references to Notes 2(c) – (i) to provide further reconciliation.

The Company respectfully advises the Staff, however, that the disclosure of share numbers found on pages 27 and 292 of the Registration Statement (pages 29 and 302 of Amendment No. 1) are not comparable and therefore are not reconcilable as requested because those share numbers were projected as of April 30, 2020 and use higher balances for the 1.25 Lien Notes, 1.5 Lien Notes and Second Lien Notes, which results in a higher number of shares of HYMC Class A common stock allocated to the holders of the Excess Notes and 1.5 Lien Notes with corresponding decreases to the number of shares of HYMC Class A common stock allocated to the Seller’s common stockholders, which includes the former holders of the Second Lien Notes. The Company further advises the Staff that the pro forma presentation includes a separate line item disclosure to illustrate an assumed allocation of shares of HYMC Class A common stock issuable to the holders of the Second Lien Notes which does not reflect the actual distribution in the business combination because the holders of Second Lien Notes will receive their distribution of HYMC Class A common stock on a pro rata basis with all other holders of Seller common stock as the Second Lien Notes will be converted into shares of Seller common stock in accordance with their terms immediately prior to the consummation of the business combination.

Information about Seller and the Hycroft Business, page 197

20.	Please revise to disclose the total cost for or book value of the property and its associated plant and equipment. See Item 1304(b)(2)(iii) of Regulation S-K.

Anuja A. Majmudar Securities and Exchange Commission Page 18

The Company respectfully advises the Staff that the disclosure of gross book value of property, plant and equipment associated with the Hycroft Mine was disclosed on page 215 of the Registration Statement. The Company further advises the Staff that the disclosure has been clarified on page 222 of Amendment No. 1 to refer to “gross book value” rather than “gross book cost” and updated to reflect the gross book value as of December 31, 2019.

21.	Please revise to disclose the cut-off grade for the mineral resource estimate and the assumed metallurgical recovery factor. See Item 1304(d)(1) of Regulation S-K. In the case of a variable net smelter return (NSR) cut-off consider including a range of NSR values.

As discussed with the Staff, while we note the requirements and tabular forms included in Item 1304(d)(1), the Company respectfully advises the Staff that Hycroft did not use cut-off grades in estimating measured, indicated or inferred mineral resources in the disclosure provided under Information about Seller and the Hycroft Business – Properties – Hycroft Open Pit Mine – Measured, Indicated and Inferred Mineral Resources as no mining of mineral resources has been incorporated into the Hycroft Mine plan, and the complexity of the ore body resulted in the use of multiple metallurgical recovery factors by ore body, as reflected in the NSR calculations and charts included in the Hycroft Technical Report and referenced in expanded disclosure in Amendment No. 1 on pages 226 and 227 of Amendment No 1. NSR block calculations were used as the basis for measured, indicated or inferred mineral resources estimations. SRK worked with Hycroft to construct updated three dimensional wireframes for alteration and oxidation zones uses geo software. Estimation of gold, silver, sulfur and rock hardness in a three dimensional block model was completed by Tim Carew, P. Geo. of SRK and is reflected in Section 11 of the Hycroft Technical Report.

The Company respectfully advises the Staff that as discussed, the Company has inserted under Information about Seller and the Hycroft Business – Properties – Hycroft Open Pit Mine – Measured, Indicated and Inferred Mineral Resources on page 227 of Amendment No. 1, an expanded disclosure indicating the foregoing and providing a cross-reference to Table 11-20 of the Hycroft Technical Report, setting forth the resource pit optimization parameters for oxide, transitional and sulfide ores by domain and multiple cost and recovery factors, which parameters were also used in the calculation of block NSR values for reporting purposes. In addition, the Company has provided additional detailed disclosure of the material assumptions and criteria used for estimation of mineral resources.

22.	Please revise to disclose the cut-off grade, the metallurgical recovery factor, and the point of reference for the mineral reserve estimate. See Item 1304(d)(1) of Regulation S-K. In the case of a variable net smelter return (NSR) cut-off consider including a range of NSR values.

As discussed with the Staff, while we note the requirements and tabular forms included in Item 1304(d)(1), the Company respectfully advises the Staff that Hycroft did not use cut-off grades or individual metallurgical recovery factors in estimating proven and probable mineral reserves set forth in the table disclosed under Information about Seller and the Hycroft Business – Properties – Hycroft Open Pit Mine – Proven and Probable Mineral Reserves on page 223 of Amendment No. 1 because the complexity of the ore body resulted in the use of multiple metallurgical recovery factors by ore body. NSR calculations were used as the basis of proven and probable mineral reserve estimations and for decisions influencing operating strategy, mine planning and design, because of differing mining and processing costs, recoveries, and the influence of both gold and silver. The NSR calculation covers all fixed and variable costs including mining, processing, sustaining capital deemed to be directly proportional to ore tonnage, general and administration, gross royalties, transport and shipping costs, smelting and refining costs, limits to payable metals, and refining penalties for deleterious metals. Factors including the variable ore types and mineralogy, different process streams and metallurgical recoveries, and related haulage distance can all cause variability in mining and processing costs and block value. Consequently, calculation of the breakeven NSR contained no profit assumptions and breakeven NSR cut-off as used by Hycroft in the mine plan has been determined to be US$0/t.

Anuja A. Majmudar Securities and Exchange Commission Page 19

As discussed with the Staff, expanded disclosure, including an example of the method and equation used to calculate NSR and explanatory cross-references to tables contained in Section 12 of the Hycroft Technical Report upon which the estimated proven and probable mineral reserves have been determined, has been included under Information about Seller and the Hycroft Business – Properties – Hycroft Open Pit Mine – Proven and Probable Mineral Reserves beginning on pages 223 to 225 of Amendment No. 1. These explanatory cross-references to the applicable tables include: (i) the Whittle input parameters of the heap leach for oxide, transitional and sulfide ores and multiple cost and metal factors by domain set forth in Table 12-2 of the Hycroft Technical Report and (ii) heap leach recoveries utilized in the Whittle optimization in mineral reserve determinations varying by redox, domain and process method, as set forth in Table 12-3 of the Hycroft Technical Report. In addition, the Company has provided additional detailed disclosure of the material assumptions and criteria used for estimation of proven and probable mineral reserves.

23.	Please revise to include the information required under Item 1304(f)(1) of Regulation S-K for first time reporting of reserves and resources including a brief discussion of the material assumptions and criteria in the disclosure and cite corresponding sections of the technical report summary.

As discussed with the Staff, the Company has included additional and expanded disclosure of material assumptions and criteria utilized in estimating (i) proven and probable mineral reserves under Information about Seller and the Hycroft Business – Properties – Hycroft Open Pit Mine – Proven and Probable Mineral Reserves beginning on page 222 of Amendment No. 1, as derived from Section 12 of the Hycroft Technical Report and (ii) measured, indicated and inferred mineral resources under Information about Seller and the Hycroft Business – Properties – Hycroft Open Pit Mine – Measured, Indicated and Inferred Mineral Resources beginning on page 225 of Amendment No. 1, as derived from Section 11 of the Hycroft Technical Report, together with a revision of the heading to Information about Seller and the Hycroft Business – Properties – Hycroft Open Pit Mine – Internal Controls and Material Assumptions to highlight and identify the inclusion of additional material assumptions reflected in such section.

Anuja A. Majmudar Securities and Exchange Commission Page 20

Seller's Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 238

24.	Please expand your discussion to disclose your expected capital expenditures for the year ended December 31, 2020. In this regard, we note your disclosure on page 52 that you expect to incur "considerable" expenditures relating to your new two-stage pre-oxidation and leach process. Refer to Item 303(a)(2)(i) of Regulation S-K.

The Company respectfully advises the Staff that additional detailed disclosure has been included in Seller’s Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources on page 247 of Amendment No. 1 regarding Seller’s estimate of 2020 capital expenditures.

Beneficial Ownership of Securities, page 292

25.	Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares that will be held by each of Whitebox Advisors, Highbridge Capital Management LLC, Aristeia Capital, LLC and Wolverine Asset Management, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

The Company respectfully advises the Staff that it has added footnotes to the beneficial ownership table on page 303 of Amendment No. 1 to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares that will be held by each of Whitebox Advisors, Highbridge Capital Management LLC, Aristeia Capital, LLC and Wolverine Asset Management, LLC.

Exhibit 96.1, page II-8

26.	Please provide the disclosures required by Item 601 paragraphs (b)(96)(iii)(B)(10)(ii) and (b)(96)(iii)(B)(10)(v) of Regulation S-K regarding mineral processing and metallurgical testing.

The Company respectfully advises the Staff that Hycroft proposes to amend Section 10.3.2 of the Hycroft Technical Report to include in the Hycroft Technical Report the disclosures required by Item 601 paragraphs (b)(96)(iii)(B)(10)(ii) and (b)(96)(iii)(B)(10)(v) of Regulation S-K regarding mineral processing and metallurgical testing. Specifically, Hycroft proposes to amend Section 10.3.2 to include the following information:

Anuja A. Majmudar Securities and Exchange Commission Page 21

Hycroft drilled six metallurgical cores that intersected the main ore types, namely Central, Brimstone, Vortex, and Camel, to intercept sulfide and transition materials in these ore types, above and below a historical water table. In addition, tests were conducted to surface samples.

The locations of the drill holes and surface samples are shown in Figure 10-5 [of the Hycroft Technical Report]. North-looking cross-sections of each drill core, with respect to the pit limits, water table and ore types, are shown in Figures 10-6 through 10-11 [of the Hycroft Technical Report]. The ore body that is within the pit limits was well represented in the testing program.

Not all the test work was completed at the completion of the summary technical report. The collection of data available at the time was deemed sufficient to project recoveries because:

(1)	The main ore types were represented in the previous and current test results;

(2)	A single recovery versus oxidation trend line was developed for all transition and sulfide ores, including results from agitated leach tests and pilot plant tests on sulfide concentrates in addition to the column leach tests. This shows consistency in process behavior of the ores;

(3)	Some ore samples oxidized better or faster than others, resulting in better gold recoveries. This was taken into consideration on recovery projections for each ore type; and

(4)	The general observation was that the oxidation-rinse-and-leach procedure sequence was the most critical factor in the testing program. Essentially, the test program was an exercise to optimize this procedure for all transition and sulfide ore types.

27.	Please define and explain component 1 and component 2 as used in Table 11-7 on page 144 regarding variogram parameters.

The Company respectfully advises the Staff that Component 1 and Component 2 in Table 11-7 of the Hycroft Technical Report refer to the first range of continuity and the final ranges and sill component, respectively. In response to the Staff’s comment, Hycroft proposes to amend Section 11.5 of the Hycroft Technical Report to explain these components or variogram parameters as follows:

The spatial continuity, or autocorrelation, of composites within the grade shell domains (and external to the grade shells) was investigated through variographic analysis using the SAGE 2001 variography package.

Anuja A. Majmudar Securities and Exchange Commission Page 22

Down-the-hole correlograms were calculated to estimate appropriate nugget values, in addition to experimental 3D directional correlograms for use in variogram modeling. The nugget value is a representation of the inherent variability within any given domain. SRK has utilized a correlogram which measures the correlation coefficient between two sets of data, comprising values at the heads and values at the tails of vectors with similar direction and magnitude, and has been found to provide a stable estimate of spatial continuity. For ease of modelling, the correlogram value is subtracted from one and is presented in a similar graphical form to the variogram. In this report the correlograms presented this way are referred to as variograms.

Variogram modeling refers to the fitting of smooth mathematical models (curves) to the experimental variograms generated in the analysis process. Variogram models form the mathematical basis for the estimation process via the grade interpolation methods, e.g. kriging.

The nugget effect is modeled as a vertical offset at the origin of the fitted model. In the modelling process the fitted models for gold have been typically modelled using a stacked variogram with two components, namely an exponential component and a spherical component, whereas the models for silver consisted of a nugget effect and a single exponential component. The exponential and spherical components are defined by their 3D orientation, range and sill value. The range is defined by the distance where the model first levels out. Sample locations separated by distances closer than the range are spatially autocorrelated, whereas locations farther apart than the range are not. The sill is defined by the value that the variogram model attains at the range (the value on the y-axis). In this case each of these stacked components has a partial sill, which together with the nugget effect make up the total sill, which by definition is equal to one for a correlogram. The variation in 3D orientation reflects differences in spatial continuity at different ranges.

The rotation convention used in Table 11-7 [of the Hycroft Technical Report] is the GEMS rotation convention, with reference to the cartesian coordinate system. The order of the rotation axes is denoted by the order of the letters, i.e. ZYZ. Rotations around the axes follow the right-hand (RH) rule. In Table 11-7 component 1 refers to the first range of continuity and component 2 represents the final ranges and sill component.

28.	We are unable to locate the back-up cost assumptions in Section 10 and in Section 14.9.1.1 as referenced on page 158 of your technical report summary. Please advise.

Anuja A. Majmudar Securities and Exchange Commission Page 23

The Company respectfully advises the Staff that a typographical error on page 158 of the Hycroft Technical Report will be corrected to properly refer to Section 12 (in place of Section 10) and Section 12.1 – Table 12-4 (in place of Section 14.9.1.1) where the back-up cost assumptions are included.

29.	Please disclose the reason for using the selected price with respect to your mineral resources. See Item 601(b)(96)(iii)(B)(11)(iii) and Item 1302(d)(2) of Regulation S-K.

The Company respectfully advises the Staff that Hycroft proposes to amend the Hycroft Technical Report to disclose the following reason for using the selected price with respect to Hycroft’s mineral resources disclosure, noting the requirements of Item 601(b)(96)(iii)(B)(11)(iii) and Item 1302(d)(2) of Regulation S-K, in Section 11.9.1 of the Hycroft Technical Report:

The gold and silver prices ($1,400/oz and $18/oz respectively) selected for the calculation of NSR values for resource pit optimization and resource reporting are based on, and tie back to, the prices selected for the reserve estimation by the QP for reserves reporting. As noted in the sections on Mineral Reserve Estimates (12) and Market Studies and Contracts (16), the selected reserve prices of $1,200/oz and $16.5/oz for gold and silver respectively are below the three-year trailing average price as of June 30, 2019. These trailing average prices were $1,273/oz and $16.53/oz for gold and silver respectively. In accordance with common industry practice, SRK applied a premium of approximately 15% and 10% to the reserve gold and silver prices (after rounding) respectively, ensuring generation of a larger optimized pit as deemed appropriate for resource reporting. The premiums selected were consistent with consensus premiums noted in a review of several current resource estimates generated by both SRK and other consulting/operating companies.

30.	Please provide the disclosures required by Item 601 paragraphs (b)(96)(iii)(B)(11)(v) and (b)(96)(iii)(B)(11)(vii) of Regulation S-K regarding mineral resource estimates.

The Company respectfully advises the Staff that Hycroft proposes to amend Section 11.8 of the Hycroft Technical Report to provide the following disclosures required by Item 601 paragraphs (b)(96)(iii)(B)(11)(v) and (b)(96)(iii)(B)(11)(vii) of Regulation S-K regarding mineral resource estimates as explained in Attachment 1 hereto:

SRK has classified the mineral resources in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. With reference to Table 11-11 [of the Hycroft Technical Report], which summarizes the sources and degree of uncertainty considered, the categories are defined as follows:

Anuja A. Majmudar Securities and Exchange Commission Page 24

•         Measured Resources – SRK limited the Measured Mineral Resources to areas where in SRK’s opinion the quality and quantity of the grade and tonnage are based on low levels of uncertainty. Only areas within the model where the criteria and uncertainty correspond to the Low Degree of Uncertainty column in Table 11-11 have been used to classify this category of resource.

•         Indicated Resources – SRK has limited the Indicated part of a Mineral Resource for which in SRK’s opinion the quantity and grade are estimated on the basis of adequate geological evidence and sampling. This includes all the sources of data used in under the Measured category, but also includes additional legacy data which had lower precision assays completed. The main controlling feature on the uncertainty is considered to be the drill spacing with a minimum of 2 holes within 120’ – 450’ ft (a function of the variogram ranges) used within different domains, to determine an adequate level of grade uncertainty. The criteria and uncertainty correspond to the Medium Degree of Uncertainty column in Table 11-11.

•         Inferred Resources – SRK has limited the Inferred part of a Mineral Resource for areas in the geological model where the quantity and grade are estimated on the basis of limited geological evidence and sampling. SRK considers this to have the highest levels on uncertainty with limited drilling information resulting in grades not being able to be estimated with adequate confidence between drill holes for the application of modifying factors for mining. These areas of the model represent the lowest drilling density (wide spaced), which are beyond the ranges where statistically valid estimates can be assigned with confidence. SRK considers these areas of the Mineral Resource will require additional exploration drilling prior to mining. The criteria and uncertainty correspond to the High Degree of Uncertainty column in Table 11-11.

In addition, Hycroft proposes to amend the Hycroft Technical Report to insert the following new Section 11.9 – Qualified Persons Opinion – Further Work:

The qualified person is of the opinion that, with consideration of the SRK recommendations and opportunities outlined in Section 23.1 (Recommendations – Geology, Exploration and Drilling), that any issues relating to all applicable technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

31.	Please provide the disclosures required by Item 601(b)(96)(iii)(B)(12)(vi) of Regulation S-K regarding mineral reserve estimates.

The Company respectfully advises the Staff that, in response to the Staff’s comment to provide the disclosures required by Item 601(b)(96)(iii)(B)(12)(vi) of Regulation S-K regarding mineral reserve estimates, Hycroft proposes to amend the Hycroft Technical Report to insert the following disclosure to Section 12 by the Qualified Person:

Anuja A. Majmudar Securities and Exchange Commission Page 25

Modifying factors are all discussed in detail in various sections of this summary technical report.  It is the opinion of the Qualified Person that Hycroft has appropriately mitigated risks associated with the modifying factors noted in the summary technical report. The Qualified Person is not aware of any legal, political, or other risks that could materially affect the development of the mineral reserve.

32.	We note that you plan to leach sulfide ore rather than oxide ore. Please tell us if you considered Item 601(b)(96)(iii)(B)(14)(iv) of Regulation S-K in your assessment of processing and recovery methods.

The Company respectfully advises the Staff that, in the assessment of processing and recovery methods, as described Item 601(b)(96)(iii)(B)(14)(iv) of Regulation S-K, Hycroft confirms that it did consider the processing method. Section 14.1 of the Hycroft Technical Report refers to three ore categories that will be processed in different ways. Ore Category 1 (run-of-mine ore) and Ore Category 2 (3/4” crushed) both refer to oxide material that will be processed in a traditional heap leach scenario as has been applied at Hycroft in the past. These two categories combined make up only 6% of the total processed material in the life-of-mine model, so the emphasis has been placed on the discussion of oxidation and leaching of sulfide ore. The Company further respectfully advises the Staff that the ability to oxidize and leach transition and sulfide ores in a heap process for gold cyanidation is novel in the industry. The testing program has shown that this is technically feasible by using a sodium-based neutralizer (trona or soda ash), which did not cause passivation and heap blinding due to calcium sulfate precipitation. Furthermore, the higher solubility of trona or soda ash also enables rapid neutralization in case a heap turns acidic. The chemistry is not new, but the implementation of the technique is critical to the success in operations. The development of the process identified several process components, three of which are critical, that are covered in Hycroft’s patent application. M3, being part of this development process, is confident that, given the right conditions, the approach would be technically successful.

The level of metallurgical bench and pilot plant scale testing completed over the last four years has proven the new process to be successful. The restart of operations has included construction of three test pads (50,000 tons each, 25 ft lift height) to determine the commercial viability of the sulfide oxidation and leach process that has been developed.  To date, Hycroft has completed full oxidation and leach cycle on at least three separate domains, two of which make up most of the orebody.  The results to date from those commercial-scale test pads have been at or better than expected.

Anuja A. Majmudar Securities and Exchange Commission Page 26

33.	Please provide the disclosures required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K regarding environmental studies, permitting, and plans negotiations or agreement with local individuals or groups.

The Company respectfully advises the Staff that the Hycroft Mine is remotely located in the Black Rock desert in Nevada, with the nearest inhabited area being 55 miles away. No disclosure was provided pursuant to Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K as no agreements or negotiations are in effect with Seller with any local individuals or groups. Further, Hycroft received a Record of Decision for an Environmental Impact Statement on October 22, 2019. During that process, numerous attempts to engage interested local parties were made with no response. Accordingly, in response to the Staff’s comment, Hycroft proposes to amend Section 17.2 of the Hycroft Technical Report to include the following disclosure: “No agreements or negotiations are in effect between Hycroft Mining and any local interested party at this time.”

34.	Please revise the title of paragraph (25) to "Reliance on Information Provided by the Registrant" and provide the disclosures required by Item 1302(f)(2) of Regulation S-K. Additionally, explain the basis for the inclusion of "other experts" in this section.

The Company respectfully advises the Staff that Hycroft proposes to amend the title of paragraph 25 of the Hycroft Technical Report to “Reliance on Information Provided by the Registrant". Further, Hycroft proposes to amend the Hycroft Technical Report to delete the additional information regarding “other experts.” While initially included to provide a quick summary of other third-party individuals that have, in the past, provided information or performed testing that has been considered in the Hycroft Technical Report, upon further review, Hycroft has determined that such additional information is not necessary and proposes to remove such information.

General

35.	Please clarify whether the company will be a "controlled company" under the definition of the NASDAQ stock exchange following the consummation of the business combination and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate. In this regard, we note your disclosure in the risk factor section on page 60 indicating that there will be a concentration of ownership following the business combination.

The Company respectfully advises the Staff that it has revised the disclosure on page 30 of Amendment No. 1 in response to the Staff’s comment, and that the Company will not be a “controlled company” under the definition of the NASDAQ stock exchange following the consummation of the business combination.

Anuja A. Majmudar Securities and Exchange Commission Page 27

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891.

Sincerely yours,

/s/ Jaclyn L. Cohen

Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

cc:	Jason Mudrick

Chief Executive Officer

Mudrick Capital Acquisition Corporation

John O’Callaghan

Assistant Secretary

Mudrick Capital Acquisition Corporation

David S. Stone

Neal, Gerber & Eisenberg LLP

Anuja A. Majmudar Securities and Exchange Commission Page 28

Attachment 1

Degree of Uncertainty
Source	Low	Medium	High
Drilling	Exploration - no significant issues identified with historic data. Protocols consistent with industry standards.		Production (Blastholes) - uncertainty related to assay procedures. Reconciliation results based on data has less weighting in model verification. Production data were not used for resource estimation.
Sampling	Industry standard sampling utilized for core and RC drilling
Sample Preparation/Assay	Sample handling, preparation and analysis methods at accredited, independent laboratories meet current industry standards.
QA-QC	Sample preparation and analysis procedures for HMC meet current industry standards, assay results suitable for use in resource estimation.	Lower precision of legacy assay data recognized, but areas with older drilling and no recent infill drilling largely mined out - minor impact on resource estimation because these have been mined out and are excluded from reporting.

Anuja A. Majmudar Securities and Exchange Commission Page 29

Degree of Uncertainty
Source	Low	Medium	High
Data Verification	Collar and survey checks corrected minor inconsistencies - holes with unresolved inconsistencies removed.
Database	Location, analytical and geological data in the database were verified to the QP's satisfaction.
Geologic Modeling	Some models based on HMC interpretations that reconciled well with drillhole logging. Other model developed by SRL using implicit modeling tools to ensure consistency.
Bulk Density	Density data based on 860 samples distributed through resource volume, largely core samples, and tested by ALS Minerals. Overall COV and COV by domain is < 1.0, and data is considered adequate for resource estimation.
Variography	Grade continuity as quantified with variography is variable by domain, largely based on variable drill density in some domains. Low uncertainty in domains inside the resource pit are as variograms are well informed and robust.

Anuja A. Majmudar Securities and Exchange Commission Page 30

Degree of Uncertainty
Source	Low	Medium	High
Grade Estimation	Grade model verification in terms of visual verification, comparative statistics and swath plots indicate that estimated grades are largely visually representative, unbiased and within acceptable tolerances relative to the declustered mean grades.
Costs, NSR values - pit optimization	Costs developed by HMC using historic data, quotations and comparison with similar operations.
Prices, NSR values -pit optimization	Prices based on HMC reserve price (not exceeding 36-month trailing avg.), with industry typical premiums applied for resources.
Drill Spacing and Estimation Criteria	Geometric criterion of minimum of 3 holes located within 145' radii of blocks. Range based on SRK experience with similar gold mineralization. Mean distance of nearest 3 holes = 123'. Blocks that satisfy these criteria were estimated using data from an average of 5 holes.	Minimum of 2 holes within a drill spacing of 120 - 450', depending on domain.	Minimum of 1 hole at distance > 120 - 450' (dependent on domain) but within gold grade domains.

Anuja A. Majmudar Securities and Exchange Commission Page 31

Degree of Uncertainty
Source	Low	Medium	High
Continuity of Classification Volumes	Smoothing applied to re-classify isolated volumes (groups of blocks) to ensure reasonable continuity of Measured and Indicated categories, using implicit modeling techniques. Also adjusted for depth consistent with high confidence drill density near surface.